October 11, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn. Patricia Armelin, Staff Accountant—Mail Stop 7010

RE:    Rock of Ages Corporation
           Form 8-K Item 4.01
           Filed October 3, 2005
           File No. 0-29464

Ladies and Gentlemen:

Reference is made to your letter dated October 6, 2005 commenting on the above-referenced Current Report on Form 8-K (the "Form 8-K"). For convenience, I have reproduced your comments in bold face with the response in regular text:

1.	Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation Form S-K. It is not sufficient to state that the former accountant's appointment was "terminated" as that wording is unclear to a reader. File the amendment under cover of Form 8-K/A and include the Item 4 designation, including the letter from the former accountant filed as an Exhibit 16.

RESPONSE:  Please see the amendment on Form 8-K/A (the "Form 8-K/A") filed by Rock of Ages Corporation (the "Company") via EDGAR with the Securities and Exchange Commission on October 11, 2005. The amended and restated text of Item 4.01 states that the Company dismissed KPMG as its independent registered public accounting firm. For your convenience, we have enclosed a marked copy of the Form 8-K/A showing the changes made.

In connection with our response to your comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K and the Form 8-K/A;
  Staff comments or changes to disclosure in response to staff comments in the Form 8-K filing reviewed by the staff do not foreclose the Commission from taking action with respect to such filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or further comments.

Sincerely yours,

ROCK OF AGES CORPORATION

/s/Michael B. Tule Michael B. Tule, Senior Vice President/ General Counsel

/MBT